Exhibit 99.2 James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 18 March 2020 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 17 March 2020. Yours faithfully Natasha Mercer Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Natasha Mercer. James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden). Chief Executive Officer and Director: Jack Truong (USA) Company number: 485719 ARBN: 097 829 895

Commonwealth Bank of Australia ACN 123 123 124 GPO Box 2719 Telephone (02) 9118 7110 Sydney NSW 1155 Facsimile (02) 9118 7192 James Hardie Industries PLC Group Company Secretary Second Floor, Europa House, Harcourt Centre Harcourt Street Dublin 2, Ireland 17th March 2020 Dear Sir/Madam, Re: Disclosure of Holding below 6% Threshold Commonwealth Bank of Australia (“CBA”) on behalf of its subsidiaries: ASB Group Investments Limited, Avanteos Investments Limited, Colonial First State Investments Limited, Commonwealth Bank Officers Superannuation Corporation Pty Limited and The Colonial Mutual Life Assurance Society Limited have a requirement to make subsequent disclosure under Section 1048/1050 of the Companies Act 2014. These entities have an aggregated interest in James Hardie Industries PLC, Chess Depository Interests of 5.992% ordinary share capital, as at 16th March 2020. This is based upon 26,544,061 shares held and a total of 443,000,471 voting rights on issue. A previous announcement of 6.980% interest in relevant share capital was disclosed on the 19th August 2019 for value date 13th August 2019.

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The holdings dissection between entities within CBA before notification obligation on 15th March 2020:

Entity	Registered Holder	Holdings of CDIs	Relevant Interest %
Avanteos Investments Limited	Avanteos Investments Limited	582,386	0.131%
Colonial First State Investments Limited	Citibank N A Hong Kong	9,339,438	2.108%
Colonial First State Investments Limited	Northern Trust Company	3,456,708	0.780%
Colonial First State Investments Limited	Citicorp Nominees Pty Limited (Australia)	11,327,236	2.557%
Colonial First State Investments Limited	UBS Nominees Pty Ltd	100,761	0.023%
The Colonial Mutual Life Assurance Society Limited	Citicorp Nominees Pty Limited (Australia)	236,575	0.053%
The Colonial Mutual Life Assurance Society Limited	Citibank N A Hong Kong	147,428	0.033%
Commonwealth Bank Officers Superannuation Corporation Pty Limited	Citicorp Nominees Pty Limited (Australia)	68,508	0.015%
Commonwealth Bank Officers Superannuation Corporation Pty Limited	Citibank N A Hong Kong	815,852	0.184%
ASB Group Investments Limited	Citibank N A Hong Kong	818,134	0.185%
	Total	**26,893,026**	**6.071%**

The holdings dissection between entities within CBA after notification obligation on 16th March 2020:

Entity	Registered Holder	Holdings of CDIs	Relevant Interest %
Avanteos Investments Limited	Avanteos Investments Limited	582,387	0.131%
Colonial First State Investments Limited	Citibank N A Hong Kong	9,339,438	2.108%
Colonial First State Investments Limited	Northern Trust Company	3,456,708	0.780%
Colonial First State Investments Limited	Citicorp Nominees Pty Limited (Australia)	10,974,870	2.477%
Colonial First State Investments Limited	UBS Nominees Pty Ltd	100,761	0.023%
The Colonial Mutual Life Assurance Society Limited	Citicorp Nominees Pty Limited (Australia)	236,575	0.053%
The Colonial Mutual Life Assurance Society Limited	Citibank N A Hong Kong	150,828	0.034%
Commonwealth Bank Officers Superannuation Corporation Pty Limited	Citicorp Nominees Pty Limited (Australia)	68,508	0.015%
Commonwealth Bank Officers Superannuation Corporation Pty Limited	Citibank N A Hong Kong	815,852	0.184%
ASB Group Investments Limited	Citibank N A Hong Kong	818,134	0.185%
	Total	**26,544,061**	**5.992%**

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Transactions giving rise to notification:

Date of Change	Registered Company	Class	Transaction Type	Number of Securities	Cash Consideration
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Sale	1	21.49
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Sale	1	21.49
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Sale	3	64.47
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Sale	1	21.49
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Sale	2	42.98
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Purchase	4	85.88
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Purchase	10	214.70
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Purchase	1	21.47
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Purchase	1	21.47
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Sale	3	64.47
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Sale	2	42.98
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Sale	2	42.98
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Sale	2	42.98
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Sale	1	21.49
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Purchase	10	214.70
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Purchase	1	21.47
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Sale	2	42.98
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Sale	1	21.49
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Sale	3	64.47
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Sale	1	21.49
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Purchase	1	21.47
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Sale	1	21.49
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Purchase	1	21.47
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Sale	1	21.49
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Purchase	1	21.47
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Purchase	1	21.47
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Sale	2	42.98
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Sale	1	21.49
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Sale	32	748.48
Monday, 16 March 2020	Avanteos Investments Limited	Chess Depository Interests	Purchase	32	748.48
Monday, 16 March 2020	Citibank N A Hong Kong	Chess Depository Interests	Purchase	1,356	27,852.24
Monday, 16 March 2020	Citibank N A Hong Kong	Chess Depository Interests	Purchase	2,044	41,983.76
Monday, 16 March 2020	Citicorp Nominees Pty Limited (Australia)	Chess Depository Interests	Purchase	634	13,022.36

Page 4 Citicorp Nominees Pty Limited Monday, 16 March 2020 (Australia) Chess Depository Interests Sale 180,000 3,875,562.00 Citicorp Nominees Pty Limited Monday, 16 March 2020 (Australia) Chess Depository Interests Sale 170,000 3,523,998.00 Citicorp Nominees Pty Limited Monday, 16 March 2020 (Australia) Chess Depository Interests Sale 3,000 64,592.70 Thank you for your attention in this matter. Yours faithfully, Renato Stupar Executive Manager, Regulatory Reporting Commonwealth Bank of Australia